THE LAW OFFICES OF
RYAN ALEXANDER

520 South Fourth Street, Suite 340 · Las Vegas, Nevada 89101
Phone: (702) 868-3311 · Facsimile: (702) 868-3312
Email: Info@RyanAlexander.us · Website: www.RyanAlexander.us

VIA EDGAR

May 19, 2011

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn:       Larry Spirgel, Assistant Director

Re:          Laredo Resources Corp.
Registration Statement on Form S-1, as amended by
Amendment No. 2
Filed February 16, 2011
Your File No. 333-171457

Dear Mr. Spirgel:

We write on behalf of Laredo Resources Corp. (the “Company”) in response to comments by the United States Securities and Exchanges Commission (the “Commission”) in a letter dated February 25, 2011 by Larry Spirgel, Assistant Director of the Commission’s Division of Corporate Finance, commenting on the Company’s Amendment No. 2 to Form S-1 filed February 16, 2011.

The factual information provided herein relating to the Company has been made available to us by the Company.  Titling and paragraph numbering of the comments as inserted herein below corresponds to the titling and numbering used in the Commission’s comment letter.

General

1.
We have considered your response to comment one from our letter dated February 11, 2011.  we continue to believe that  the purpose of the private offering following by the public resale of the securities is to facilitate a market in the company’s securities and that the public offering constitutes an indirect primary offering by the company through the selling shareholders.  therefore, please identify all the selling shareholders as underwriters and fix the sales price to the public for the duration of the offering.

Response:  The Registration Statement has been amended to identify all of the selling shareholders as underwriters and to fix the sales price to the public for the duration of the offering.

In addition, the Registration Statement has been updated where appropriate to include the Company’s unaudited financial statements for the quarter ended February 28, 2011.

In addition, please find enclosed herewith an acknowledgement letter from the Company.

Please feel free to contact me should you require additional information at (702) 868-3311.

Regards,

/s/ Ryan Alexander
Ryan Alexander
The Law Offices of Ryan Alexander PLLC

Enclosure (Acknowledgment by the Company)